Exhibit 99.1

CONTACT:	Investors: Jay Venkateswaran Senior VP — Investor Relations WNS (Holdings) Limited +1 212 599 6960 ir@wnsgs.com

Media: Al Bellenchia The Torrenzano Group +1 (212) 681-1700, ext. 156 abellenchia@torrenzano.com
WNS (HOLDINGS) LIMITED ANNOUNCES
DETAILS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MUMBAI, India and NEW YORK, July 5, 2007 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, announced that its annual general meeting of shareholders will be held on Wednesday, August 8, 2007, beginning at 2.00 pm, GMT, at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands.
The Company’s annual report on Form 20-F for the financial year ended March 31, 2007 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2007 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on June 26, 2007. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about July 5, 2007.
The Annual Report, notice of the annual general meeting, proxy statement and form of proxy are available on the investor relation page of the Company’s corporate website, www.wnsgs.com. Shareholders may also obtain a copy of the Annual Report, free of charge, by sending a written request to our registered office or by sending an e-mail to ssd@capitaregistrars.com, attention Sarah Dawes.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.